UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒        Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐        No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐        No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐        No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

BOARD OF TRADE (NIRE) NO. 33 300 26253-9

EXCERPT OF ITEMS 4 and 5 FROM THE MINUTES OF THE 339TH GENERAL MEETING OF

THE BOARD OF DIRECTORS, HELD ON NOVEMBER 17, 2009.

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that items 4 and 5 of the Agenda “BNDES Financings for: “item (4) Accounting Records of Tax Credits” and “item (5) Valuation Report for Estimated Service Life (CVM Technical Report CPC 27)”, of the Minutes of the 339 Meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on December 17, 2009, at 9:30, in the Conference Room of the Company’s Board, held at Praia de Botafogo No. 300 –11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, has the following wording:

“As for item (4), the Board received technical studies for incorporation of the Company’s tax credits (“Business Plan”), with the purpose of supporting accounting records of tax credits from Corporate Income and Social Contribution Taxes, pursuant to CVM Instruction No. 371/2002. Also, the following were presented to the Board: premises used to prepare the study, components of credit base, summary of base for credits (Oct 2009), in addition to projected tax result. The matters submitted to the Board were unanimously approved. As for item (5), presentation of the new method and the Valuation Report of the for Estimated Service Life of items of the fixed and intangible assets of Grupo Oi, prepared by Apsis Consultoria Empresarial Ltda., which purpose is to comply with Deliberation 583/2009 of the Comissão de Valores Mobiliários – CVM, which approved the Technical Statement CPC 27 – Fixed Assets, pursuant to provisions by Brazilian Corporation Law. Also, it was mentioned that as a result of the new method, a decrease in Telemar’s annual depreciation by R$ 1.0 billion is expected to occur. Finally, it was stressed that the CVM is still to provide clarifications in connection with recognition of depreciation expenses according to the new useful lives (if it will backdate to January 2009 or if it will be as of January 2010). The matters submitted to the Board were unanimously approved.”

A majority of the members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Mauro M. Carneiro da Cunha – President, Otávio Marques de Azevedo, Pedro Jereissati, João José de A. Pereira Pavel (alternate), Fernando Magalhães Portella, Alexandre Jereissati Legey and Fábio de Oliveira Moser. Rio de Janeiro, December 18, 2009.

José Augusto da Gama Figueira

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Excerpt of Items 4 and 5 from the Minutes of the 339th General Meeting of the Board of Directors

December 18, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Júlio Cesar Pinto

	Name:	Júlio Cesar Pinto
	Title:	Officer

By:	/s/ Paulo Altamayer Gonçalves

	Name:	Paulo Altamayer Gonçalves
	Title:	Officer